Exhibit 12.1

TELEFLEX, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Nine Months Ended		Year Ended December 31,
	September 29, 2013	September 30, 2012	2012	2011	2010	2009	2008
Earnings:
Income (loss) from continuing operations before taxes before adjustment for income or loss from equity investees	$135,839	$(209,435)	$(165,369)	$145,100	$104,590	$159,824	$81,914
Amortization of previously capitalized interest	20	—	—	—	—	9	35
Distributed income of equity investees	—	—	—	—	—	—	310
Capitalized interest	(393)	—	(400)	—	—	—	—
Non-controlling interest income	(629)	(701)	(955)	(1,021)	(861)	(632)	(441)

	$134,837	$(210,136)	$(166,724)	$144,079	$103,729	$159,201	$81,818

Fixed charges:
Interest expense	$31,338	$44,205	$55,149	$57,010	$72,281	$83,952	$116,317
Amortization of debt expense	11,228	10,739	14,416	13,526	7,750	5,511	5,330
Capitalized interest	393	—	400	—	—	—	—
Approximate portion of interest factor in rents	6,544	5,743	8,071	9,977	10,477	11,624	12,134

Total fixed charges	49,503	60,687	78,036	80,513	90,508	101,087	133,781

Earnings and fixed charges	$184,340	$(149,449)	$(88,688)	$224,592	$194,237	$260,288	$215,599

Ratio of earnings to fixed charges	3.7	(2.5)	(1.1)	2.8	2.1	2.6	1.6